Exhibit 3.05

DOVEBID, INC.

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

DoveBid, Inc., a Delaware corporation, does hereby certify that the following amendment to the corporation’s Certificate of Incorporation have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law.

Article FOURTH, Section 1 of the corporation’s Certificate of Incorporation is hereby amended in its entirety as follows:

“FOURTH: DESIGNATION OF SHARES

1.    Classes of Stock.    The total number of shares of all classes of stock that the Corporation shall have authority to issue is 101,000,000 shares, consisting of 37,396,876 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”), and 63,603,124 shares of Common Stock, $0.001 par value per share (the “Common Stock”). Upon amendment of this Section 1 to read as set forth herein, each two issued or issued and outstanding shares of Common Stock are hereby combined into, and shall automatically become, one share of Common Stock. No fractional share shall be issued in connection with the foregoing stock combination; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing combination and the Corporation shall pay in cash the fair value of such fractional shares, as determined in good faith by the Corporation’s Board of Directors when those entitled to receive such fractional shares are determined.”

In Witness Whereof, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 10th day of July 2002 and the foregoing facts stated herein are true and correct.

DOVEBID, INC.

By:	/s/ ROSS DOVE
Ross Dove, Chairman and CEO